Exhibit 99.1

Lost Creek Production Expectation Changed to 2010

Denver, Colorado (Marketwire – September 10, 2008) Ur-Energy Inc. (TSX:URE) (AMEX:URG)  (“Ur-Energy” or the “Company”) is providing an update to the Lost Creek Project permitting and production timeline based on recently released licensing guidance from the U.S. Nuclear Regulatory Commission (“NRC”).

The NRC released updated guidance on its expected publication of a final Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities (“GEIS”) in a July 28, 2008 Federal Register notice (Vol.73, No. 145).  In the notice, the NRC revised its expected publication date from January 2009 to June 2009.

Ur-Energy and other Wyoming near-term producers met with senior officials of the NRC in early September to confirm how the revised GEIS completion date would impact the timing of the issuance of licenses to presently pending applicants, including Ur-Energy’s wholly-owned subsidiary Lost Creek ISR, LLC.  As a result of the meetings, Ur-Energy is revising its expectation for the issuance of the Lost Creek Project’s NRC license from second quarter 2009 to fourth quarter 2009.  First production from the Lost Creek Project is now anticipated to occur in the second half of 2010.

Ur-Energy President and CEO Bill Boberg stated, “Changes in the licensing program are beyond our control.  It is important to understand that this will impact all early applicants equally and is not a reflection on Ur-Energy’s Lost Creek application.  We feel our application is still on track to be among the first to achieve license approval from the NRC.  While the shift in our production timeline expectation is significant, I want to assure our shareholders that Ur-Energy remains in a strong financial position and has the technical expertise to advance Lost Creek to production.  Our plan is to immediately review and modify our internal budgets and cash flow models as necessary to make certain that the Company’s C$69 million of cash on hand will be sufficient to achieve production in 2010.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the American Stock Exchange under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is in Ottawa, Ontario Canada. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Such statements include the completion date of the GEIS, issuance of NRC license, the Lost Creek production timeline and permitting schedule as well as the Company’s financial status. Factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.